UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. __)*

Excel Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30068C109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30068C109	SCHEDULE 13-G	Page 2 of 5

1)	Name of Reporting Persons Gary B. Sabin
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 995,634 shares (1)
	6)	Shared Voting Power 0 shares
	7)	Sole Dispositive Power 995,634 shares (1)
	8)	Shared Dispositive Power 0 shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 995,634 shares (2)
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 6.2% (3)
12)	Type of Reporting Person IN

(1) Includes (a) 351,064 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) held by the Gary B. Sabin Family Trust dated May 20, 1982, of which Mr. Sabin is the trustee, (b) 102,946 shares of Common Stock held by Excel Realty Fund, LP, of which Mr. Sabin acts as general partner, and (c) 28,000 shares of Common Stock held by Excel Realty Holdings, LLC, of which the Gary B. Sabin Family Trust dated May 20, 1982 is the sole member. Also includes 471,370 limited partnership units (“Units”) in Excel Trust, L.P., of which the Issuer is the general partner, which are held by the Gary B. Sabin Family Trust dated May 20, 1982. The Units are redeemable twelve months from the initial public offering of the Issuer for cash based upon the fair market value of an equivalent number of shares of Common Stock, or, at the election of the Issuer, shares of Common Stock on a one-for-one basis.

(2) Mr. Sabin disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Section 13(d) or 13(g) or for any other purpose.

(3) Based on (a) 15,663,331 shares of Common Stock outstanding as of November 12, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010, and (b) 471,370 shares of Common Stock into which the Units may be redeemable, computed in accordance with Rule 13d-3(d)(1).

Item 1(a).	Name of Issuer:

Excel Trust, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128

Item 2(a).	Name of Person Filing:

Gary B. Sabin

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Mr. Sabin is: c/o Excel Trust, Inc., 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

30068C109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The information contained in Items 5 through 11 on the cover page hereto (including the related footnotes) is incorporated herein by reference.

(a)	Amount beneficially owned: 995,634 shares

(b)	Percent of class: 6.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 995,634 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 995,634 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011	/s/ Gary B. Sabin
Name: Gary B. Sabin